UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - ]

NEWS RELEASE

CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.CreoScitex.com
CreoScitex (Americas)
Holly Hokrein
Tel. +1-781-280-7331
Fax. +1-781-275-3430
Email: holly_hokrein@creoscitex.com

FOR IMMEDIATE RELEASE

CreoScitex Receives US$24 Million in Customer Orders at Print 01

Vancouver, CANADA (September 26, 2001) - CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE), recorded US$24 million in signed customer orders for the sale of products during Print 01, the largest North American trade show for the prepress and printing industry, which was held in Chicago from September 6-13. CreoScitex technology was the most visible of any at Print 01, with systems exhibited and demonstrated at 17 vendor booths in addition to the main CreoScitex booth.

Digital Offset Printing

CreoScitex imaging technology for Digital Offset Printing (DOP) was demonstrated on the presses of the world's four largest press makers: Heidelberg, KBA, Komori, and MAN Roland. The CreoScitex SQUAREspot™ thermal imaging system featured prominently on the Komori Project D press, the world's only 40" press with on-press digital plate imaging. This 6-color version of the press was shown for the first time at Print 01. Its subsequent sale to Quebecor World MIL Inc. in Don Mills, Ontario, marks the first North American installation.

Another North American DOP debut was the MAN Roland DICOweb, winner of a prestigious GATF InterTech award this year. The DICOweb's plateless printing is based on CreoScitex SQUAREspot™ technology and MAN Roland's thermal transfer ribbon technology.

Networked Graphic Production

There was great interest from Print 01 visitors in the CreoScitex Networked Graphic Production vision, which involves an integrated production environment that expands the range of conventional prepress workflow from the creative desktop to the delivery of the finished product. Although other vendors alluded to similar visions, only CreoScitex was able to demonstrate existing products that customers are already using today. Synapse™ Prepare software creates print-ready PDF files, allowing creative professionals to produce PDFs directly from QuarkXPress™ and preflight files with a click of a button. CreoScitex customers are collaborating on print jobs over the Internet using InSite, the prepress portal for Prinergy® and Brisque™ workflow systems, which strengthens communication between printers and their customers through on-line job submission, remote proofing, approvals, and change requests. Prinergy and Brisque workflows perform the core of prepress production with the ability to interpret, trap, manage color, render and feed output devices.

Affordable Workflow and Computer-to-Plate Solutions

The new affordable workflow and thermal computer-to-plate (CTP) solutions from CreoScitex attracted attention from North American printers with fewer than 20 employees. Over the course of the show, several printers with annual sales of under US$5 million invested in these new CreoScitex systems. The low-cost entry thermal CTP systems have an upgrade path that ensures investments retain their value into the future. The Prinergy Entro and Brisque Entro workflow products begin with a core workflow solution, and can be expanded incrementally by adding individual modules as a customer's business needs grow. These cost-effective solutions enable the entire range of commercial printers with 4-and 8-up CTP solutions to benefit from the productivity, ease of use and networking capabilities of the Prinergy and Brisque families of workflow products. "We believe every company should have access to the best products, technologies and people," says Larry Letteney, President, CreoScitex America. "If your business is prepress or printing, we should spend some time getting to know each other."

Consumable Bundling

CreoScitex also signed several deals for CreoScitex systems bundled with affordable, high-quality consumables, after announcing several agreements at Print 01 that offer customers a complete package of equipment, service, and consumables. Cooperation with different media vendors allows CreoScitex to qualify offset plates, flexo plates, films, imposition proofing materials, and DuPont digital halftone proofing materials. CreoScitex remains committed to qualifying any new media or enhancements to existing media that meet CreoScitex quality standards.

In Sympathy

CreoScitex offers sympathy and condolences to those suffering losses in the September 11 attack on New York, Washington, D.C. and Pennsylvania, which happened as the Print 01 show was underway. To support the victims and to assist in rebuilding and going forward, the company is matching all donations that company employees around the world are making to the relief efforts.

For more information about CreoScitex announcements made during Print 01, please see www.creoscitex.com.

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About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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© 2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

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Contacts:
CreoScitex (Headquarters) Rochelle van Halm Tel: +1-604-451-2700 Fax: +1-604-437-9891 Email: rochell_van_halm@creoscitex.com	CreoScitex (America) Holly Hokrein Tel: +1-781-280-7331 Fax: +1-781-275-3430 Email: holly_hokrein@creoscitex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

/s/ Paul Kacir
____________________________________
Paul Kacir, Assistant Corporate Secretary

Date: September 28, 2001